Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2009

Pre-tax loss from continuing operations	$(17,827)

Income from equity investees	75
Fixed charges	23,408
Total earnings	$5,506

Interest expense (1)	$3,282
Estimated interest within rent expense (2)	20,126
Total fixed charges	$23,408

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(17,902)

(1)	Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)	Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.